SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                    --------
                           I.C. Isaacs & Company, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share

                                    464192103
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Freedom Capital Partners Limited
                                  c/o Logica SA
                                  P.O. Box 361
                                 16 Rue Voltaire
                           1211 Geneva 13, Switzerland
                                +41-22-338-20-40
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 4, 2007
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 464192103
-------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSONS
                  Freedom Capital Partners Limited
-------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)[ ](b) [ ]
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
-------------------------------------------------------------------------------
         4        SOURCE OF FUNDS*
                  AF
--------------------------------------------------------------------------------
         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]
--------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  British Virgin Islands
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
         7        SOLE VOTING POWER
                  0
--------------------------------------------------------------------------------
         8        SHARED VOTING POWER
                  1,199,750
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER
                  1,199,750
-------------------------------------------------------------------------------
         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  1,199,750
-------------------------------------------------------------------------------
         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)     [ ]
-------------------------------------------------------------------------------
         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.55%
-------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON (see Instructions)
                  IV
-------------------------------------------------------------------------------

         CUSIP No. 464192103
-------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSONS
                  Ernest K. Jacquet
-------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ](b)[ ]
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
-------------------------------------------------------------------------------
         4        SOURCE OF FUNDS*
                  PF
--------------------------------------------------------------------------------
         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]
--------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
         7        SOLE VOTING POWER
                  0
--------------------------------------------------------------------------------
         8        SHARED VOTING POWER
                  1,199,750
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER
                  1,199,750
-------------------------------------------------------------------------------
         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  1,199,750
-------------------------------------------------------------------------------
         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)     [ ]
-------------------------------------------------------------------------------
         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.55%
-------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON (see Instructions)
                  IN
-------------------------------------------------------------------------------

         CUSIP No. 464192103
-------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSONS
                  Staffan Ahrenberg
-------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ](b)[ ]
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
-------------------------------------------------------------------------------
         4        SOURCE OF FUNDS*
                  AF
--------------------------------------------------------------------------------
         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]
--------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Sweden
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
         7        SOLE VOTING POWER
                  264,728
--------------------------------------------------------------------------------
         8        SHARED VOTING POWER
                  1,199,750
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER
                  264,728
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER
                  1,199,750
-------------------------------------------------------------------------------
         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  1,464,478
-------------------------------------------------------------------------------
         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)     [ ]
-------------------------------------------------------------------------------
         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.66%
-------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON (see Instructions)
                  IN
-------------------------------------------------------------------------------

         This Schedule 13D is being filed in accordance with Rule 13d-1(a) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") to reflect the acquisition of common stock, par value $0.0001 per shares (the "Common Stock") of I.C. Isaacs & Company, Inc. (the "Issuer"), by Freedom Capital Partners Limited, Ernest Jacquet and Staffan Ahrenberg.

         The Reporting Persons (as defined below) are making a single joint filing pursuant to Rule 13d-1(k)(1) under the Exchange Act.

         Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person.

ITEM 1.  SECURITY AND ISSUER

         Security:  Common Stock
         Issuer's Name and Address:
                                        I.C. Isaacs & Company, Inc.
                                        475 10th Avenue
                                        9th Floor
                                        New York, NY 10018

ITEM 2.  IDENTITY AND BACKGROUND

         (a), (f) This statement is being filed by Freedom Capital Partners Limited, a British Virgin Islands business company, Ernest Jacquet, a natural person and a citizen of the United States, and Staffan Ahrenberg, a natural person and citizen of Sweden (collectively, the "Reporting Persons").

         Ernest Jacquet and Staffan Ahrenberg are the only two owners of Freedom Capital Partners Limited and together own 100% of Freedom Capital Partners Limited.

         Staffan Ahrenberg also owns 100% of Rockbrook Investments SA, a British Virgin Islands business company. Rockbrook Investments SA owns 264,728 shares of common stock of I.C. Isaacs & Company, Inc.


         (b) The address of the principal business and principal office of the Reporting Persons is:
                                        c/o Logica SA
                                        P.O. Box 361
                                        16 Rue Voltaire
                                        1211 Geneva 13, Switzerland

         (c) Freedom Capital Partners Limited is an investment and holding company. Staffan Ahrenberg is self-employed and Ernest Jacquet is a private equity investor.

         (d, e) During the last five years none of the Reporting Persons has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Persons funded their purchases of the Issuer's common stock through loans made by Ernest Jacquet. The first loan was made on May 15, 2007 in the principal amount of $405,758.03, bears an interest rate of 12% and matures on May 15, 2009. The second loan was made on September 21, 2007 in the principal amount of $10,739.99, bears an interest rate of 12% and matures on September 21, 2009. The third loan was made on December 10, 2007, in the principal amount of $399,648.00, bears an interest rate of 12% and matures on December 10, 2009. Interest accrues on each loan until the full principal amount and accrued and unpaid interest is paid in full on such loan. Each loan is secured by the assets of Freedom Capital Partners Limited.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons acquired the shares of Common Stock in the belief that they were undervalued. The Reporting Persons may, from time to time and at any time, acquire additional shares of Common Stock in the open market or otherwise and reserve the right to dispose of any or all of their shares of Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the shares of Common Stock. In addition, the Reporting Persons reserve the right to seek to exercise influence over management of the Issuer or exert control over the Issuer, at any time, and from time to time, in accordance with applicable law.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of December 13, 2007, Freedom Capital Partners Limited and Ernest Jacquet may be deemed to beneficially own 1,199,750 shares of the Issuer's Common Stock, representing 9.55% of the Issuer's outstanding Common Stock (based on 12,563,418 shares outstanding as of November 14, 2007, as reported by the Issuer in its Form 10-Q, filed with the Commission on November 14, 2007).

         As of December 13, 2007, Staffan Ahrenberg may be deemed to beneficially own 1,464,478 shares of the Issuer's Common Stock, representing 11.66% of the Issuer's outstanding Common Stock (based on 12,563,418 shares outstanding as of November 14, 2007, as reported by the Issuer in its Form 10-Q, filed with the Commission on November 14, 2007).

         (b) Each of the Reporting Persons may be deemed to have the shared power to direct the vote and the shared power to direct the disposition of the 1,199,750 shares of Common Stock that may be deemed to be owned beneficially by each of them. Staffan Ahrenberg has sole power to direct the vote and direct the disposition of the 264,728 shares of Common Stock that may be deemed to be owned beneficially by him.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Persons have no contracts, arrangements, understandings or relationships required to be reported under this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2007

         Freedom Capital Partners Limited,
         a British Virgin Islands Business Company

         By: /s/ Ernest K. Jacquet
            -------------------
         Name: Ernest K. Jacquet
         Title: Director and Shareholder



         /s/ Ernest K. Jacquet
        -------------------
         Ernest K. Jacquet


         /s/ Staffan Ahrenberg
        ----------------------
         Staffan Ahrenberg